**The Sumitomo Trust & Banking Co., Ltd.**
**NEW YORK BRANCH**
**527 MADISON AVENUE, NEW YORK, N.Y. 10022**
**TELEPHONE (212) 326-0600**

04036274



August 12, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

**Filing of Motion for Special Kokoku-Appeal and Permitted Kokoku-Appeal**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.



Dlw 8/17

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name : Tsukasa Tanigawa
Title: Deputy General Manager

The Sumitomo Trust & Banking Co., Ltd.

**Filing of Motion for Special Kokoku-Appeal and Permitted Kokoku-Appeal**

Tokyo, August 11, 2004 --- The Tokyo High Court today allowed the appeal by UFJ Holdings, UFJ Bank and UFJ Trust Bank against the decision of the Tokyo District Court on August 4, 2004 that had affirmed the provisional injunction granted by the Court on July 27, 2004 in favor of Sumitomo Trust.

Today, therefore, Sumitomo Trust filed a motion for special Kokoku-appeal and permitted Kokoku-appeal to overturn the decision of the Tokyo High Court by the Supreme Court.

- End of Press Release –

For enquiries, please contact

Koichi Onaka, Head of IR Office, Financial Management Department

The Sumitomo Trust & Banking Co., Ltd.

Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

# The Sumitomo Trust & Banking Co., Ltd.

**NEW YORK BRANCH**
**527 MADISON AVENUE, NEW YORK, N.Y. 10022**
**TELEPHONE (212) 326-0600**


August 11, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

**Notice Regarding Result of UFJ Group's Appeal against Provisional Injunction**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name : Tsukasa Tanigawa
Title: Deputy General Manager

**The Sumitomo Trust & Banking Co., Ltd.**
**NEW YORK BRANCH**
**527 MADISON AVENUE, NEW YORK, N.Y. 10022**
**TELEPHONE (212) 326-0600**

**RETURN RECEIPT REQUESTED**

August 11, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

**<u>Notice Regarding Result of UFJ Group's Appeal against Provisional Injunction</u>**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Tsukasa Tanigawa
Title: Deputy General Manager

The Sumitomo Trust & Banking Co., Ltd.

## Result of UFJ Group's Appeal against Provisional Injunction

Tokyo, August 11, 2004 --- The Tokyo High Court today allowed an appeal by UFJ Holdings, UFJ Bank and UFJ Trust Bank (the "UFJ Group") against the decision of the Tokyo District Court on August 4, 2004 acknowledging the provisional injunction granted by the Court on July 27, 2004 in favor of Sumitomo Trust.

Despite acknowledging the legally binding nature of Sumitomo Trust's exclusive negotiation rights under the Basic Agreement entered into with the UFJ Group, the Tokyo High Court held that those rights were no longer valid. One of the main reasons given for this decision was our act of having applied for the provisional injunction to restrain the UFJ Group from having discussions with or providing of information to any third party in relation to the integration of UFJ Trust Bank's businesses with Sumitomo Trust's businesses.

We believe that this is an extremely inappropriate decision, which infringes upon our constitutional right of access to the courts, and we intend to immediately appeal against the judgment to the Supreme Court.

- End of Press Release -

For enquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654